UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the

Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes:  ☐    No:   ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33300262539	TELEMAR NORTE LESTE S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33300152580

BRASIL TELECOM S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 53300006229	COARI PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) No. 35300180623

CALAIS PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.034.792/0001-76 Board of Trade (NIRE) No. 33300277625	TELE NORTE CELULAR PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 025581540001-29 Board of Trade (NIRE) No. 33300290460

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A., Brasil Telecom S.A., Calais Participações S.A. and Tele Norte Celular Participações S.A., inform the public that they have become aware of a NOTICE TO THE MARKET released by their controlling shareholder, Telemar Participações S.A, reproduced below:

“TELEMAR PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.107.946/0001-87

NOTICE TO THE MARKET

In light of reports released today by the Brazilian and foreign press and to maintain the market adequately informed, Telemar Participações S.A clarifies that neither it nor any of its subsidiaries have signed or negotiated any agreement with Portugal Telecom regarding the alienation of interests in any of the companies of the group.

Rio de Janeiro, July 20, 2010

Pedro Jereissati

Investors Relations Director”

Rio de Janeiro, July 20, 2010.

Alex Waldemar Zornig

Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer